UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   AUGUST 17, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         August 17, 2005

3.       PRESS RELEASE

         The press release was released on August 17, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         August 17, 2005.

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
               Terminal City Club Tower, Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                         NEWS RELEASE - AUGUST 17, 2005

                  IMA INTERSECTS MORE SILVER NW OF CALCITE HILL
                     AND PREPARES TO TEST THE ARGENTA TREND

IMA EXPLORATION INC. is pleased to announce results from ongoing drilling at its 100% owned Navidad Project in Patagonia, Argentina. Drilling is continuing on the Calcite Hill NW Extension Zone and the Company is making preparations to drill the high grade LOMA DE LA PLATA Zone which lies along the Argenta Trend to the southwest of the Navidad Trend. Additional drill holes have also been completed along the northeastern flank of the Calcite Hill Deposit and adjacent to the southern flank of Navidad Hill Deposit; results from these holes are expected shortly.

Results reported below include diamond drill holes 189 to 204. Significant silver and lead values were obtained from the Calcite Hill NW Extension Zone centred about 500m to the northwest of the Calcite Hill mineral resource announced on June 16, 2005. Highlights include 29m of 154 g/t silver from hole 203 and 22.5m of 102 g/t silver and 2.79% lead from hole 201, both from the Calcite NW Extension area.

Surface results from the Loma de la Plata zone include 40m of 740 g/t (21.6 oz per ton) silver. This target has returned consistent high-grade silver values from surface sampling and has never been drill tested (see press release dated January 6, 2005). IMA is now making preparations to drill this high priority target. To date on the project the Company has defined an Indicated Resource of
300.7 million ounces of silver and 1.2 million tonnes of lead (92.8 million tonnes at 101 g/t silver and 1.36 % lead using a 50 g/t silver equivalent cut-off).

Eleven new drill holes (189-192 and 198-204) were collared at the Calcite Hill NW Extension Zone and cover an area spanning approximately 1200 metres of strike length. Results from this drilling include intercepts from holes 199 (31.1m of 62 g/t silver and 1.29% lead), 201 (22.5m of 104 g/t silver and 2.79% lead), 202 (10m of 435 g/t silver), and 203 (29m of 154 g/t silver).

The mineralization at Calcite Hill Northwest is dominantly hosted in sedimentary rocks that overly the volcanic rocks which host the majority of the mineralization at Navidad Project. Within the overlying sediments strong clay alteration is widespread and affects pelites, sandstones and conglomerates. Mineralization can be lead-rich with silver (hole 201), or lead-poor but with minor values in copper and higher silver grades (holes 202 and 203). Fine-grained but visible, disseminated native silver was located within a carbonaceous bed in hole 203. This is a new mode of occurrence of silver at Navidad Project. At Calcite Hill Northwest mineralization appears to be stratigraphically controlled and is disseminated in the host rock; veins or feeder structures have not been recognized. Additional drilling is warranted to explore for extensions to the higher-grade mineralization in holes 179 (previously published) and new holes 202 and 203 which are open along strike and towards the southwest.

Hole 197 was collared on Galena Hill in order to collect material for ongoing metallurgical testwork. The hole returned 74m of 239 g/t silver and 1.97% lead, results that match or exceed those predicted by Snowden's block model that was used to produce the Galena Hill resource estimation of 207 million ounces of contained silver (63.6 M tonnes at 101 g/t silver and 1.76% lead, see news release dated May 25, 2004). Approximately 113 kg of mineralized rock from this hole were shipped to the laboratory where flotation testwork is currently underway.

NEWS RELEASE                                                     AUGUST 17, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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Drill holes 193 to 196 were  reconnaissance  or stratigraphic  holes designed to improve IMA's geological and structural understanding of the Navidad Project. Of note amongst these holes is hole 196 which was collared approximately 2.7 km south of Galena Hill between the Esperanza and Argenta Trends. This hole intersected 66.55m of the favourable trachyandesite stratigraphy starting at 223m depth. The nearest outcrops of this stratigraphic unit are located over 900m to the south in the Argenta Trend. The upper 24 metres of the unit are anomalous in silver and lead and a 3.6 m portion of it contained 1.23% lead with 15 g/t silver associated with visible galena mineralization (true thicknesses are uncertain but the hole cut beds at a nearly perpendicular angle). This appears to be the same contact which hosts the majority of the mineralization elsewhere at the project and demonstrates the large aerial extent and continuity of mineralization at or near this important contact at the Navidad Project and highlights the potential for discoveries of mineralization that does not outcrop.

IMA is well financed to continue to test the numerous exploration targets at Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is focused on the environmentally and socially responsible exploration and development of its 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 16

NEWS RELEASE                                                     AUGUST 17, 2005
IMA EXPLORATION INC.                                                      PAGE 3
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                      Table 1: diamond drill hole results

---------------------------------------------------------------------------------------------------------------
                                                       COMPOSITE      (LWA)      (LWA)         (LWA)      (LWA)
DDH               LOCATIO N        FROM        TO       LENGTH       SILVER      COPPER        LEAD       ZINC
                                 (Metres)   (Metres)   (Metres)       (g/t)        %             %          %
---------------------------------------------------------------------------------------------------------------

NV05-189          Calcite NW       55.50      68.82      13.32         30         0.03         1.07        0.10
---------------------------------------------------------------------------------------------------------------
NV05-190          Calcite NW       48.67      53.10       4.43        107         0.00         3.06        0.08
---------------------------------------------------------------------------------------------------------------
NV05-191          Calcite NW        8.00      30.86      22.86         36         0.01         0.40        0.17
  including                        26.00      30.86       4.86         81         0.03         0.80        0.04
        and                        43.51      44.47       0.96         46         0.07         3.83        0.10
        and                        76.81      84.66       7.85         49         0.00         0.96        0.04
---------------------------------------------------------------------------------------------------------------
NV05-192          Calcite NW       17.82      22.07       4.25         19         0.00         1.29        0.03
        and                        36.50      39.08       2.58         26         0.00         1.44        0.57
        and                        97.78     101.74       3.96         26         0.00         2.06        0.58
---------------------------------------------------------------------------------------------------------------
NV05-193            recce                                     no significant assays
---------------------------------------------------------------------------------------------------------------
NV05-194            recce                                     no significant assays
---------------------------------------------------------------------------------------------------------------
NV05-195            recce                                     no significant assays
---------------------------------------------------------------------------------------------------------------
NV05-196            recce         223.40     227.00       3.60         15         0.00         1.23        0.05
---------------------------------------------------------------------------------------------------------------
NV05-197          Galena Hill      94.94     168.98      74.04        239         0.08         1.97        0.16
  including                        94.94     117.36      22.42        294         0.03         4.80        0.20
        and                       143.23     168.98      25.75        348         0.15         0.31        0.20
---------------------------------------------------------------------------------------------------------------
NV05-198          Calcite N  W      0.00       7.40       7.40*     1,019*        0.01         0.97        1.20
        and                         7.40      32.30      24.90         13         0.00         0.87        0.09
        and                       106.75     108.83       2.08         52         0.00         2.04        0.18
---------------------------------------------------------------------------------------------------------------
NV05-199          Calcite NW        0.00      53.10      53.10         52         0.00         1.09        0.12
  including                         0.00      31.11      31.11         66         0.00         1.44        0.19
  including                        21.41      31.11       9.70        141         0.00         3.11        0.03
---------------------------------------------------------------------------------------------------------------
NV05-200          Calcite NW       86.35      91.20       4.85         41         0.00         1.64        0.31
---------------------------------------------------------------------------------------------------------------
NV05-201          Calcite NW      118.26     140.76      22.50        102         0.03         2.79        0.09
  including                       129.02     140.76      11.74        166         0.05         3.86        0.04
---------------------------------------------------------------------------------------------------------------
NV05-202          Calcite NW       61.15      71.10       9.95        449         0.08         0.24        0.01
---------------------------------------------------------------------------------------------------------------
NV05-203          Calcite NW       47.00      75.96      28.96        154         0.06         0.30        0.01
  including                        59.00      71.00      12.00        335         0.14         0.01        0.01
---------------------------------------------------------------------------------------------------------------
NV05-204          Calcite NW       71.00     119.12      48.12         60         0.02         0.14        0.00
  including                        71.00      77.00       6.00        113         0.03         0.18        0.00
        and                       113.00     119.12       6.12        307         0.04         0.57        0.04
---------------------------------------------------------------------------------------------------------------


*Note: The first 7.4m of hole NV05-198 had just 7% core recovery and were lumped into a single sample which assayed 1019 g/t silver. The significance of this high assay is uncertain due to the poor recovery and hence the sample has not been combined with adjacent mineralization which had normal core recovery but much lower grades.

NEWS RELEASE                                                     AUGUST 17, 2005
IMA EXPLORATION INC.                                                      PAGE 4
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is map entitled:  CALCITE HILL NORTHWEST EXTENSION
                                        AUGUST 16, 2005

Showing Namidad Drill Locations and Results at Calcite Hill Inidcated Resource and Navidad Hill Indicated Resoruce

Map may be viewed at the Company website:  www.imaexploration.com